

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

September 8, 2021

Andrew Fox
Chief Executive Officer
Charge Enterprises, Inc.
125 Park Avenue, 25th Floor
New York, NY 10017

>  **Re:  Charge Enterprises, Inc.**
>      **Amendment No. 5 to Registration Statement on Form S-1**
>      **Filed August 25, 2021**
>      **File No. 333-253073**

Dear Mr. Fox:

 We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our August 10, 2021 letter.

Amendment No. 5 to Registration Statement on Form S-1 Filed August 25, 2021

Risk Factors, page 14

1. We note that your net income from investments was $4,261,328 for the six months ended June 30, 2021.  Please revise to include any material risks associated with your Investment Division, which may include the speculative nature of your investments, your inability to receive a consistent rate of return (if any) on your investments, and the possibility that you lose your entire investment.

        Please contact Cara Wirth at 202-551-7127 or Mara Ransom at 202-551-3264 with any questions.


                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Trade & Services

cc:        Stephen Cohen, Esq.